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Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

October 7, 2013

Via EDGAR
United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Larry Spirgel
Assistant Director

Re:	RiT Technologies Ltd.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 000-29360

Dear Mr. Spirgel:

On behalf of RiT Technologies Ltd. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 27, 2013 (the “Comment Letter”) relating to the Form 20-F and the fiscal year ended December 31, 2012 filed by the Company on April 30, 2013 (the “2012 Annual Report”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Risk Factors, page 12

“We are subject to risks relating to proprietary rights and risks of infringement”

1.
We note that you have an office in China as well as have patents or patents pending in China.  Therefore, disclose that China is one of those foreign countries that has not protected a company’s proprietary rights as fully as the United States.  Provide similar disclosure in the intellectual property rights risk factor of the Form F-1 at p 15.

Company Response: The Company will specifically identify China as a country that may not protect intellectual property rights as fully as the United States in its future 20-F filings.  The Company will also include comparable disclosure in its planned amendment to the Form F-1 filed by the Company on August 7, 2013 (the “Form F-1”) under the risk factor entitled “We are subject to risks relating to proprietary rights and risks of infringement” and under the heading “Business – Proprietary Rights.”

U.S. practice conducted through McDermott Will & Emery LLP.

227 West Monroe Street Chicago Illinois 60606-5096  Telephone: +1 312 372 2000  Facsimile: +1 312 984 7700   www.mwe.com

United States Securities and
  Exchange Commission
Division of Corporation Finance

Board Practices

External Directors, page 46

2.
Clarify the distinction between external directors and independent directors.  For example, would a person that satisfied the external director requirements under Israeli law also fulfill the independence requirements under Nasdaq rules?  Provide similar disclosure in the Form F-1 at p. 55.

Company Response: The Company will include additional disclosures to clarify the distinction between external directors and independent directors in its future 20-F filings and its planned amendment to the Form F-1, substantially as follows (changes shown: proposed new text is underlined):

Independent Directors

Under NASDAQ rules, a majority of the members of an issuer’s board of directors are required to be “independent,” as defined thereunder. In general, in order to qualify as an independent director under NASDAQ rules, (1) the board of the listed company must determine that the director does not have any relationship with the listed company or any subsidiary of the listed company that would interfere with the independent director's exercise of business judgment (but it should be noted that, according to NASDAQ, ownership of the listed company stock by itself would not preclude a board finding of independence), and (2) the director must meet certain objective criteria stipulated by NASDAQ rules, such as not having been an employee or an officer of the listed company or its subsidiaries in the past three years. As such, the key distinctions between external directors and independent directors are that external directors must be elected by a special majority and may not have a business or employment relationship not just with the listed company but also with its principal shareholders and, consequently, in most cases, a person that satisfies the external director requirements under Israeli law will also fulfill the independence requirements under NASDAQ rules (but not necessarily the other way around).

United States Securities and
  Exchange Commission
Division of Corporation Finance

The aforesaid NASDAQ requirement does not apply, however,  ~~, except~~ where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this requirement as three of the five members of our Board of Directors, Mr. Israel Frieder, Ms. Galia Druker and Mr. Roman Govorov, were determined by our Board of Directors to qualify as independent directors under NASDAQ rules.

Item 9.A. Share History, p. 59

3.
Disclose the annual high and low market prices of your ordinary shares on Nasdaq for the five most recent full financial years.  See Form 20-F Item 9.A.4.a.  Also disclose the high and low market prices of your ordinary shares on Nasdaq for each of the most recent six months.  See Form 20-F Item 9.A.4.c.

Company Response: The Company will provide the requested disclosure in its future 20-F filings.

*                      *                      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, or would like to discuss the Company’s responses in greater detail, please contact the undersigned at (312) 984-7617 or my colleague Mark Selinger at (212) 547-5438.

Sincerely, Eric Orsic